Exhibit 99.1

News Release

FREYR Battery Appoints Jessica Wirth Strine to Board of Directors

New York, Oslo, and Luxembourg, November 27, 2023, FREYR Battery (NYSE: FREY) (“FREYR” or the “Company”), a developer of clean, next-generation battery cell production capacity, has announced the appointment of Jessica Wirth Strine to FREYR’s Board of Directors.
Jessica Wirth Strine, a U.S.-based executive with prior experience as a portfolio manager at BlackRock Inc. (NYSE: BLK) and Vanguard Investments, is joining FREYR’s Board of Directors effective immediately. Strine is the Chief Executive Officer and Managing Partner of Sustainable Governance Partners LLC, an independent corporate advisory firm that she co-founded in 2020. In this capacity, she provides strategic counsel to public companies with a focus on corporate governance, sustainability, and investor relations best practices.
After serving as a Board Director since 2021, Olaug Svarva has stepped down from her role as an independent director and a member of the Board of Directors’ Audit and Risk Committee, effective November 24, 2023.
“With the re-domiciliation process to the U.S. underway, this was the right time for me to step down from FREYR’s Board. I wish FREYR and the management all the best in creating a cleaner and more sustainable battery value chain,” remarked Olaug Svarva.
“I am delighted to welcome Jessica Wirth Strine to FREYR’s Board of Directors,” commented Tom Einar Jensen, FREYR’s Co-founder and Executive Chairperson. “Jessica’s deep understanding of the U.S. capital markets, corporate governance standards, and sustainability programs will be instrumental to FREYR’s strategic development in this next chapter of our company’s growth. On behalf of FREYR’s Board of Directors, I also wish to thank Olaug for her invaluable contributions to the company.”
Jessica Wirth Strine brings nearly twenty years of experience in active equity fund management and passive fund stewardship. Prior to forming Sustainable Governance Partners, Jessica was a senior director on the Investment Stewardship team at Vanguard, where she also led an interdisciplinary ESG working group. Jessica also has experience in active equity portfolio management, most recently at BlackRock and previously at Putnam Investments and Wellington Management Company. She holds a B.A. from Dartmouth College, and an M.B.A. from the Wharton School at the University of Pennsylvania.

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About FREYR Battery
FREYR Battery is a developer of clean, next-generation battery cell production capacity. The company’s mission is to accelerate the decarbonization of global energy and transportation systems by producing clean, cost-competitive batteries. FREYR seeks to serve the primary markets of energy storage systems (“ESS”) and commercial mobility, and the company maintains an ambition to serve the passenger electric vehicles market (“EV”). FREYR’s Customer Qualification Plant (“CQP”) for technology development is in service in Mo i Rana, Norway, and the company is commencing development of the Giga America battery manufacturing project in Coweta County, Georgia, in the U.S. To learn more about FREYR, please visit www.freyrbattery.com.
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Exhibit 99.1

Cautionary Statement Concerning Forward-Looking Statements
All statements, other than statements of present or historical fact included in this letter, including, without limitation, any potential or intended benefits of FREYR’s new organizational and board structure, including FREYR’s ability to execute its strategic development are forward-looking statements.
These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside FREYR’s control and are difficult to predict. Additional information about factors that could materially affect FREYR is set forth under the “Risk Factors” section in (i) FREYR’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on September 1, 2022, (ii) FREYR Battery, Inc.’s Registration Statement on Form S-4 filed with the SEC on September 8, 2023 and subsequent amendments thereto filed on October 13, 2023, October 19, 2023, and October 31, 2023, (iii) FREYR’s Annual Report on Form 10-K filed with the SEC on February 27, 2023, and (iv) FREYR’s Quarterly Reports on Form 10-Q filed with the SEC on May 15, 2023, August 10, 2023 and November 9, 2023 and available on the SEC’s website at www.sec.gov. Except as otherwise required by applicable law, FREYR disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this presentation. Should underlying assumptions prove incorrect, actual results and projections could differ materially from those expressed in any forward-looking statements.
FREYR intends to use its website as a channel of distribution to disclose information which may be of interest or material to investors and to communicate with investors and the public. Such disclosures will be included on FREYR’s website in the ‘Investor Relations’ sections. FREYR also intends to use certain social media channels, including, but not limited to, Twitter and LinkedIn, as means of communicating with the public and investors about FREYR, its progress, products, and other matters. While not all the information that FREYR posts to its digital platforms may be deemed to be of a material nature, some information may be. As a result, FREYR encourages investors and others interested to review the information that it posts and to monitor such portions of FREYR’s website and social media channels on a regular basis, in addition to following FREYR’s press releases, SEC filings, and public conference calls and webcasts. The contents of FREYR’s website and other social media channels shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Investor contact:
Jeffrey Spittel
Head of Investor Relations
jeffrey.spittel@freyrbattery.com
Tel: (+1) 409 599-5706

Media contact:
Amy Jaick
Global Head of Communications
amy.jaick@freyrbattery.com
Tel: (+1) 973 713-5585
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